BAKER DONELSON BEARMAN, CALDWELL & BERKOWITZ, PC	BAKER DONELSON CENTER SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 www.bakerdonelson.com

Lori Metrock
Direct Dial: (615) 726-5768
Direct Fax: (615) 744-5768
E-Mail Address: lmetrock@bakerdonelson.com

February 7, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Dave Walz

Re:	Buckeye Technologies Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 8, 2010
File No. 001-14030

Dear Mr. Walz:

On behalf of our client, Buckeye Technologies Inc. (the “Company”), and pursuant to the request of the staff of the Securities and Exchange Commission (the “Staff”) during my conversation with you on February 4, 2011, set forth below is a clarification of certain disclosure that was attached as Exhibit A to my letter to you on behalf of the Company, dated February 3, 2011.  The Company proposes to include that disclosure, as clarified, in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2010, which the Company intends to file with the Commission on or before February 9, 2011.  In its oral comment, the Staff has asked the Company to explain why the current portion ($16,706) of the income tax liability of $57,850 the Company recorded that relates to the repayment of Alternative Fuel Mixture Credit (“AFMC”) refunds to the United States government in exchange for cellulosic biofuel credit (“CBC”), is netted in Income tax and alternative fuel mixture credits receivable on the Company’s balance sheet.  The Company’s response is as follows:

The current portion ($16,706) of the liability relates to repayment of AFMC received as a cash refund.  This refund, rather than being repaid, will be exchanged for $33,748 of CBC.   A tax payable of $6,164 will be paid as a result of this exchange to cover the tax on the increase in taxable income of $17,042 ($33,748 CBC income less $16,706 AFMC income).

The net receivable recorded for the exchange of AFMC for CBC is $10,878 ($33,748 CBC - $16,706 AFMC - $6,164).  This net receivable is included as a portion of the overall $24,513 ending balance of Income tax and alternative fuel mixture credits receivable on the Balance Sheet at September 30, 2010.

If you have any questions or need further clarification, please feel free to contact the undersigned at the contact information listed above.

Best Regards,

/s/ Lori Metrock
Lori Metrock